Writer’s Direct Number	Writer’s E-mail Address
212.756.2208	david.rosewater@srz.com

June 5, 2014

VIA EDGAR AND ELECTRONIC MAIL

Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers and Acquisitions

100 F Street N.E.

Washington, D.C. 20549

Attn: Nicholas Panos, Senior Special Counsel

Re:	Cliffs Natural Resources Inc. (“Cliffs” or the “Company”) Preliminary Proxy Statement filed on Schedule 14A

PREC14A filing made on March 7, 2014 by Casablanca Capital LP, et al. File Number: 001-08944

Dear Mr. Panos:

On behalf of Casablanca Capital LP (“Casablanca”), Donald G. Drapkin, Douglas Taylor, Robert P. Fisher, Jr., Celso Lourenco Goncalves, Patrice E. Merrin, Joseph Rutkowski and Gabriel Stoliar (each, a “Filing Person” and, collectively with Casablanca, the “Filing Persons”), we are responding to your letter dated March 14, 2014 (the “SEC Comment Letter”) in connection with the preliminary proxy statement on Schedule 14A filed by Casablanca on March 7, 2014 (the “Preliminary Proxy Statement”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Concurrently with this letter, Casablanca is filing a revised preliminary proxy statement on Schedule 14A (the “Revised Proxy Statement”). The Revised Proxy Statement reflects revisions made to the Preliminary Proxy Statement in response to the comments of the Staff. Unless otherwise noted, the page numbers in the italicized headings below refer to pages in the Preliminary Proxy Statement, while the page numbers in the responses refer to pages in the

Nicholas Panos

June 5, 2014

Revised Proxy Statement. Capitalized terms used but not defined herein have the meaning ascribed to such terms in the Revised Proxy Statement.

For your convenience, we are emailing to your attention a copy of this letter and copies of the Revised Proxy Statement, including a copy marked to show the changes from the Preliminary Proxy Statement.

PREC 14A filing made on March 7, 2014

1.	We noticed the assertion that the Casablanca parties plan to use, and have asked security holders to execute, a proxy card that is anticipated to be White in color. The issuer, Cliffs, however, stated in a filing made as early as January 28, 2014, that security holders would be invited to execute a proxy card that would be distributed in the color White. Please select another color to be used for the proxy card, or advise. Refer to Rule 14a-9.

In response to your comment, the Filing Persons have selected another color, gold, to be used for their proxy card. Corresponding revisions have been made throughout the Revised Proxy Statement.

Proposal 1- Election of Directors, page 7

2.	Revise to specify the term over which each director nominee will serve if elected.

In response to your comment, the Filing Persons have revised the section titled “Proposal 1- Election of Directors” to state that each of Casablanca’s nominees, if elected at Cliffs’ 2014 annual meeting of shareholders (the “Annual Meeting”), will serve until the Company’s 2015 annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, or until his or her death, resignation or removal. Please see page 9 of the Revised Proxy Statement.

3.	We noticed that if all six of the Casablanca parties’ nominees are elected, those newly elected directors will represent a majority of the Cliffs’ Board. Advise us, with a view toward revised disclosure, whether or not the successful election of the referenced majority will result in any “change of control” compensation payments becoming eligible or due for payment to any of Cliffs’ officers or directors.

In response to your comment, the Filing Persons have revised the section titled “Proposal 1- Election of Directors” to disclose that the election of all six of Casablanca’s nominees may result in certain “change of control” compensation payments becoming payable to certain officers of Cliffs or directors serving on Cliffs’ board of directors (the “Board”). Please see pages 13 - 15 of the Revised Proxy Statement for a description of such compensation payments that may become payable as a result of such “change of control”.

Nicholas Panos

June 5, 2014

Voting and Proxy Procedures, page 14

4.	We noticed the disclosure that “the proxy being solicited hereby will confer upon the proxy holders the authority to cumulate votes” and that “the proxy holder will retain discretionary authority to cast” votes to the extent security holders have not provided instructions with their preferred vote allocation. Advise us of the legal authority upon which the Casablanca parties rely in order to make these representations. If a legal basis exists to support such representations, please reconcile the proxy holder’s intended reliance upon such authority with Item (6)(c)(4) of Schedule 14A (which provision contemplates disclosure regarding the solicitation of discretionary authority to cumulate votes) and Rule 14a-4(c)(3) (which provision appears to specify and limit the use of discretionary authority by parties other than the issuer to a discrete matter other than cumulative voting). Alternatively, please revise the form of proxy to expressly seek discretionary authority to cumulate votes.

In response to your comment, the Filing Persons have revised the foregoing disclosure to affirmatively state that the Filing Persons are soliciting discretionary authority to cumulate votes. In addition, the Filing Persons have revised the form of gold proxy card to clarify that, unless the shareholder provides instructions to the contrary, such proxy shall grant discretionary authority to the persons named as proxies therein or their substitutes to vote cumulatively in favor of one or more of the Nominees, at the proxy holders’ sole discretion, in order to elect as many of the Nominees as possible. Please see page 20 of the Revised Proxy Statement and the corresponding form of gold proxy card.

Further, the Filing Persons have requested that shareholders grant discretionary authority to the proxy holders to cumulate votes in the election of directors pursuant to Rule 14a-4(b)(1) of the Exchange Act. Rule 14a-4(b)(1) states, in part, that “[a] proxy may confer discretionary authority with respect to matters as to which a choice is not specified by the security holder, provided that the form of proxy states in boldface type how it is intended to vote the shares represented by the proxy in each case.” We note that Item 9 of Section N of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations exempts such language from being printed in bold-face type on the proxy card if there is appropriate disclosure of cumulative voting in the proxy statement. Please see pages 20-21 of the Revised Proxy Statement.

The Filing Persons also respectfully note that SEC Release No. 34-16356 states that, “[a]s proposed, Rule 14a-4(b)(2) provided that, if security holders have cumulative voting rights, the form of proxy may provide a means for the security holder to grant discretionary authority to have ones [sic] shares cumulated and voted for any nominees other than nominees the security holder has voted against. This part of Rule 14a-4(b)(2) has been eliminated. As the commentators correctly pointed out, this aspect of the rule was permissive in nature, and issuers presently can provide for such authority on the form of proxy if they desire to do so.”

Important Notice Regarding the Availability of this Proxy Statement, Page 17

5.	We noticed that the proxy statement and other soliciting material will be available at the dedicated website www.FixCliffs.com. Please confirm that the Casablanca parties are

Nicholas Panos

June 5, 2014

not relying upon Rule 14a-16 to engage in the electronic distribution as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f), or advise.

In response to your comment, the Filing Persons hereby confirm that the Filing Persons are not relying upon Rule 14a-16 to engage in the electronic distribution as the primary means of fulfilling its obligations under Rule 14a-3(a) and Rule 14a-4(f). As previously stated in the legends accompanying the Filing Persons’ soliciting material filed with the Commission on Schedule 14A, the Filing Persons intend to mail copies of the definitive proxy statement and form of proxy card, when completed, to all or some of the Company’s shareholders.

Information Concerning Cliffs, page 17

6.	The Casablanca parties appear to have indicated that they intend to rely upon Rule 14a-(5)(c) to fulfill their obligations within Schedule 14A. If the Casablanca parties expect to mail their proxy statement prior to Cliffs’ sending their proxy statement, please advise us how the Casablanca parties may lawfully rely upon Rule 14a-5(c) given that rule’s requirement that the cross-referenced information must have been previously furnished.

In response to your comment, the Filing Persons respectfully note the undertaking on page 23 of the Revised Proxy Statement of the Filing Persons to distribute to the Company’s shareholders a supplement containing the required information if the Company does not distribute its proxy materials to the Company’s shareholder at least ten days prior to the Annual Meeting and if any required information is omitted from the Company’s definitive materials when filed (or if such materials are not filed).  If the Company does so distribute a definitive proxy statement to its shareholders, the Filing Persons intend to, in compliance with Rule 14a-5(c), file with the Commission a supplement to its proxy statement referring shareholders to such proxy statement previously filed by the Company.

In closing, attached to this response letter, please find a signed statement by the Filing Persons with the representations contained in the SEC Comment Letter. The Filing Persons acknowledge that the Division of Enforcement has access to all information the Filing Persons provide to the staff of the Division of Corporation Finance in its review of the Filings Persons’ filings or in response to comments on filings. Please direct additional comments or questions to me at (212) 756-2208.

Very truly yours,

/s/ David Rosewater
David Rosewater

Nicholas Panos

June 5, 2014

Each of the undersigned hereby acknowledges that (i) the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Filing Person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: June 5, 2014

Casablanca capital lp

By: Casablanca GP, LLC, its managing member

By:	/s/ Donald G. Drapkin	/s/ Donald G. Drapkin
	Name: Donald G. Drapkin	Donald G. Drapkin
Title: Managing Member

	/s/ Douglas Taylor	/s/ Celso Lourenco Goncalves
	Douglas Taylor	Celso Lourenco Goncalves

	/s/ Robert P. Fisher	/s/ Patrice E. Merrin
	Robert P. Fisher	Patrice E. Merrin

	/s/ Joseph Rutkowski	/s/ Gabriel Stoliar
	Joseph Rutkowski	Gabriel Stoliar